
07006821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Underwriters Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Crums Mill Road
(No. and Street)

Harrisburg	PA	17112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Kandigian, Financial & Operations Principal 717-657-0789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Ste. 1700, Philadelphia, PA 19103-7042
(Address) (City) (State) (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
APR 02 2007
WASH. D.C. 199 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Kandigian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Underwriters Equity Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer - Financial & Operations Principal

Title

Sworn to and subscribed before me this 14th day of March 2007

LISA A. FAROCA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/20/2008

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5
December 31, 2006



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Underwriters Equity Corporation

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Underwriters Equity Corporation (a wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company"), at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 30, 2007

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	4,396,329
Commissions receivable - first year, net of allowance of $59,343		285,998
Commissions receivable - renewal		57,103
Deferred tax assets		24,627
Prepaid expenses		11,397
Total assets	$	4,775,454
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable - first year	$	54,796
Payables to affiliate		96,555
Inter-company line of credit		1,410,127
Accrued expenses and other liabilities		98,353
Total liabilities		1,659,831
Stockholder's equity		
Common stock, $1 par value; 1,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		15,000
Retained earnings		3,099,623
Total stockholder's equity		3,115,623
Total liabilities and stockholder's equity	$	4,775,454

The accompanying notes are an integral part of these financial statements.

The Underwriters Equity Corporation
(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)
Statement of Income
Year Ended December 31, 2006

Revenues	
Commission income	$ 1,201,956
Interest income	94,920
Total revenue	1,296,876
Expenses	
Administrative service fees to affiliate	216,000
Management service fees to affiliate	96,159
Trademark royalty fees to affiliate	36,650
Regulatory fees	49,825
Outside service fees - audit	129,660
Outside service fees - other	22,498
Franchise tax	48,455
Other expenses	14,391
Total expenses	613,638
Income before taxes	683,238
Income taxes	283,543
Net income	$ 399,695

The accompanying notes are an integral part of these financial statements.

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2005	$ 1,000	$ 15,000	$ 4,809,928	$ 4,825,928
Net income	-	-	399,695	399,695
Dividend paid to affiliate	-	-	(2,110,000)	(2,110,000)
Balances at December 31, 2006	$ 1,000	$ 15,000	$ 3,099,623	$ 3,115,623

The accompanying notes are an integral part of these financial statements.

The Underwriters Equity Corporation
(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 399,695
Adjustments to reconcile net income to net cash provided by operating activities	
Change in commissions receivable - first year	77,797
Change in commissions receivable - renewal	34,545
Change in notes receivable from affiliate	2,000,000
Change in deferred tax assets	32,440
Change in prepaid expenses	(356)
Change in commissions payable - first year	(202,101)
Change in payables to affiliate	(113,182)
Change in accrued expenses and other liabilities	37,922
Net cash provided by operating activities	2,266,760
Cash flows from financing activities	
Advances in inter-company line of credit	854,044
Dividend payment to affiliate	(2,110,000)
Net cash (used) in financing activities	(1,255,956)
Cash at beginning of year	3,385,525
Cash at end of year	$ 4,396,329

The accompanying notes are an integral part of these financial statements.

1. Organization

Underwriters Equity Corporation (the "Company"), is a wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as a wholesale broker-dealer of individual variable life insurance and annuity products for various insurance carriers. The Company's primary revenue source is commissions from carriers for the sale and renewal of these products. The Company conducts business on a national basis.

2. Significant Accounting Policies

Revenue Recognition

The Company recognizes commission income on an accrual basis when products are sold or renewed based on agreed-upon percentages with the insurance carriers that include certain percentages related to BISYS obtaining specified volume levels with carriers. Bonus percentages are adjusted monthly based on actual volume of product sales at BISYS.

Commission revenue on the accompanying statement of income of $1,201,956 is recorded net of commission payments of $444,045.

Commissions Receivable

The Company's receivables are from life insurance companies. The Company performs appropriate credit evaluations of its customers and generally does not require collateral for commissions receivable.

The Company has reflected commissions receivable from the Company's operations on its statement of financial condition. In its capacity as a wholesale broker-dealer of individual variable life insurance and annuity products, the Company collects commissions from carriers for first year product sales and subsequent renewals, recorded as commission income and receivable, and may remit payments, known as override, to the agents, recorded as commission expenses and payable.

The Company maintains an allowance for commission adjustments in its commissions receivable. In establishing the required allowance, management considers historical losses, current receivable aging and existing economic conditions.

Income Taxes

The Company is included in the consolidated federal income tax return for BISYS. The Company's method of income tax conforms with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements.

The components of the provision for income taxes for the year ended December 31, 2006 are as follows:

Current	$	251,103
Deferred		32,440
Total federal and state tax	$	283,543

The amount in current income taxes is included in the inter-company line of credit. The primary component of deferred tax assets is the allowance for doubtful accounts.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company maintains cash deposits in one principal bank which exceeds the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital under the Rule of $2,821,655 which was $2,711,000, in excess of its minimum required net capital of $110,655. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was .59 to 1.

4. Related-Party Transactions

During the year ended December 31, 2006, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company administrative service fees for these services of $18,000 per month designed to cover the costs of providing such services under a management agreement dated April 1, 2005, BISYS charges the Company management services fees for direct costs and other personnel designed to cover the costs under a management services agreement renewable annually on January 1. BISYS charges the Company trademark royalty fees associated with an affiliate's trademark (Ascensus Insurance Services, Inc.) of the effective rate per Section 482 of the Internal Revenue Code of the Broker-Dealer's gross receipts, under a five year agreement expiring January 2, 2007. The administrative and management service fees and trademark royalty fees would not necessarily be the same if an unrelated party provided these services to the Company. For the year ended December 31, 2006, total fees paid to BISYS were $348,809 and reported as administrative service fees, management service fees and trademark royalty fees to affiliates.

Additionally, BISYS allocates bonus commissions to the Company based on the percentage of premiums placed by BISYS. These amounts would not necessarily be the same if an unrelated party paid bonuses to the Company. For the year ended December 31, 2006, total bonus commissions paid by BISYS to the Company was $335,696 and reported as commission income.

The Company held a promissory note receivable with the BISYS Financing Company in the amount of $2,000,000 at December 31, 2005. The note paid an interest rate of 5.5% and was repaid to the Company on December 14, 2006 in the amount of $2,110,000.

The Company has a working capital arrangement with BISYS. Under this arrangement, an agreed upon interest rate is charged or paid to BISYS based on whether there is an outstanding receivable or payable to BISYS, respectively. The Company had an outstanding payable balance to BISYS of $1,410,127 as of December 31, 2006. The interest rate on the net inter-company balance is evaluated on a semi-annual basis by the Parent with rates of 5.9375% and 5.9375% for the periods ended December 31, 2006 and June 30, 2006, respectively. Interest income and expense are recorded on a net basis. Interest income earned by the Company on receivable balances and interest expense charged to the Company in 2006 were $2,011 and $17,092, respectively. This arrangement continues until terminated or modified by either BISYS or the Company.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the Company does not handle customer funds.

6. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates fair value because of the short term nature of these financial instruments.

7. Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Tax Positions*. This interpretation clarifies the application of FAS No. 109, *Accounting for Income Taxes*, by establishing a threshold condition that a tax position must meet for any part of the benefit of the position to be recognized in the financial statements. FASB Interpretation No. 48 also provides guidance concerning measurement, derecognition, classification, and disclosure of tax positions and is effective for fiscal years beginning after December 15, 2006. The Company is still evaluating the impact of adopting FASB Interpretation No. 48.

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Supplemental Schedule – Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

December 31, 2006

Total stockholder's equity from statement of financial condition	$ 3,115,623
Deduct nonallowable assets	
Commissions receivable - first year, net of allowance of $35,793	200,841
Commissions receivable - renewal	57,103
Deferred tax assets	24,627
Prepaid expenses	11,397
Net capital	2,821,655
Net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $5,000)	110,655
Excess net capital	$ 2,711,000
Total aggregate indebtedness	$ 1,659,831
Percentage of aggregate indebtedness to net capital	59%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its amended unaudited Part II A FOCUS report filing at December 31, 2006 filed on March 30, 2007.

The Underwriters Equity Corporation

(A wholly owned subsidiary of BISYS Insurance Services, Inc., a wholly owned subsidiary of BISYS Group, Inc.)

Supplemental Schedule – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Securities and Exchange Commission Rule 15c3-3

December 31, 2006

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and the Company does not handle customer funds.



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Board of Directors and Stockholder of
Underwriters Equity Corporation

In planning and performing our audit of the financial statements of Underwriters Equity Corporation (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. ("NASD"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 30, 2007

END